Exhibit 99.1

FIRST SUPPLEMENTAL INDENTURE

Dated as of November 6, 2018

between

CANADIAN IMPERIAL BANK OF COMMERCE

As Issuer

and

DEUTSCHE BANK TRUST COMPANY AMERICAS,

As Trustee

to the

INDENTURE

Dated as of September 15, 2012

FIRST SUPPLEMENTAL INDENTURE, dated as of November 6, 2018 (this “First Supplemental Indenture”), between Canadian Imperial Bank of Commerce, a Canadian chartered bank (the “Bank”), having its principal executive offices located at Commerce Court, Toronto, Ontario, Canada M5L 1A2, and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), under the Indenture dated as of September 15, 2012 (the “Indenture”). All capitalized terms used in this First Supplemental Indenture and not otherwise defined herein have the meanings given to such terms in the Indenture.

RECITALS OF THE BANK

WHEREAS, the Bank and the Trustee entered into the Indenture, pursuant to which one or more series of Securities may be issued from time to time; and

WHEREAS, Section 901(5) of the Indenture provides that the Bank and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental thereto, in form satisfactory to the Trustee, to add to, change or eliminate any of the provisions of the Indenture in respect of one or more series of Securities, provided that any such addition, change or elimination (A) shall neither (i) apply to any Security of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor (ii) modify the rights of the Holder of any such Security with respect to such provision or (B) shall become effective only when there is no Security described in clause (i) Outstanding;

WHEREAS, the Bank wishes to make certain changes to the Indenture that will apply only to Securities issued on or after the date of this Supplemental Indenture and that will not apply to or modify the rights of Holders of any other Securities; and

WHEREAS, the Bank has requested that the Trustee execute and deliver this First Supplemental Indenture; and all requirements necessary to make this First Supplemental Indenture a valid, binding and enforceable instrument in accordance with its terms have been satisfied; and the execution and delivery of this First Supplemental Indenture has been duly authorized in all respects.

NOW, THEREFORE, in consideration of the covenants and other provisions set forth in this First Supplemental Indenture and the Indenture, the Bank and the Trustee mutually covenant and agree with each other, and for the equal and proportionate benefit of the respective Holders of the applicable Securities from time to time, as follows:

ARTICLE I

PROVISIONS OF GENERAL APPLICATION

Section 1.1            Effect of First Supplemental Indenture on Indenture.

This First Supplement Indenture is a supplement to the Indenture. As supplemented by this First Supplemental Indenture, the Indenture is in all respects ratified, approved and confirmed, and the Indenture and this First Supplemental Indenture shall together constitute one and the same instrument.

Section 1.2            Governing Law; Submission to Jurisdiction.

This First Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York, except that Section 1601(a) of the Indenture, as set forth in Section 2.7 of this First Supplemental Indenture, shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. By its acquisition of an interest in any Bail-inable Security, each Holder or Beneficial Owner of that Bail-inable Security shall be deemed to attorn and submit to the jurisdiction of the courts in the Province of Ontario with respect to actions, suits and proceedings arising out of or relating to the operation of the CDIC Act and the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the Indenture and the Bail-inable Security.

ARTICLE II

AMENDMENTS

Section 2.1            Applicability.

Except as otherwise may be provided pursuant to Section 301 of the Indenture with respect to any particular Security issued on or after the date of this First Supplemental Indenture, Sections 2.2 through 2.8, inclusive, of this First Supplemental Indenture shall apply to Securities issued on or after the date of this First Supplemental Indenture and shall not apply to, or modify the rights of Holders or Beneficial Owners of, any Securities issued before such date.

Notwithstanding the foregoing, Section 2.5 of this First Supplemental Indenture shall not apply to, or modify the rights of Holders or Beneficial Owners of, any Security issued on or after the date of this First Supplemental Indenture that has terms identical to a Security issued before such date, except as to issue date, principal amount and, if applicable, the date from which interest begins to accrue.

Section 2.2            Definition of Terms.

The following definitions shall be added to, or where applicable, replace in their entirety, the applicable definitions set forth in Section 101 of the Indenture:

“Bail-inable Security” means a Security subject to Bail-in Conversion under the Bail-in Regime.

“Bail-in Conversion” means the conversion of Bail-inable Securities in whole or in part — by means of a transaction or series of transactions and in one or more steps — into common shares in the capital of the Bank or any of its affiliates under the Bail-in Regime.

“Bail-In Regime” means the provisions of, and regulations under, the Bank Act, the CDIC Act and certain other Canadian federal statutes pertaining to banks, providing for a bank recapitalization regime for banks designated by the Superintendent as domestic systemically important banks, including subsection 39.2(2.3) of the CDIC Act, the Bank Recapitalization (Bail-in) Conversion Regulations (Canada), the Bank Recapitalization (Bail-in) Issuance Regulations (Canada) and the Compensation Regulations (Canada), and in each case any successor statute or regulation thereto, as amended from time to time.

“Bank Act” means the Bank Act (Canada), and any successor statute thereto, in each case as amended from time to time.

“Beneficial Owner” means (i) with respect to Global Securities of a series, the beneficial owners of the relevant Securities of such series and (ii) with respect to the relevant definitive Securities of a series, the Holders in whose names the relevant Securities of such series are registered in the Security Register.

“CDIC Act” means Canada Deposit Insurance Corporation Act (Canada), and any successor statute thereto, in each case as amended from time to time.

 “OSFI” means the Office of the Superintendent of Financial Institutions (Canada).

“Superintendent” means the Superintendent of Financial Institutions (Canada).

“TLAC” means Total Loss Absorbing Capacity within the meaning of the TLAC Guideline.

“TLAC Guideline” means the OSFI’s Guideline on Total Loss Absorbing Capacity for Canadian Domestic Systemically Important Banks, and any successor guideline thereto, in each case as amended from time to time.

Section 2.3.         Governing Law; Submission to Jurisdiction.

Article One of the Indenture is hereby amended by amending and restating Section 112 in its entirety, which shall read as follows:

“Section 112. Governing Law; Submission to Jurisdiction.

This Indenture and the Securities shall be governed by and construed in accordance with the laws of the State of New York, except that Section 301(b) and Section 1601(a) shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. By its acquisition of an interest in any Bail-inable Security, each Holder or Beneficial Owner of that Bail-inable Security shall be deemed to attorn and submit to the jurisdiction of the courts in the Province of Ontario with respect to actions, suits and proceedings arising out of or relating to the operation of the CDIC Act and the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the Indenture and the Bail-inable Security.”

Section 2.4.         Redemption and Repurchases; Defeasance and Covenant Defeasance.

(a)                                 Article Eleven of the Indenture is hereby amended by inserting a Section 1108, which shall read as follows:

“Section 1108.                Redemption of Bail-inable Securities; Repurchases.

(a)                                 If the Bank has delivered a notice of redemption pursuant to Section 1104 with respect to Bail-inable Securities, but prior to the payment of the Redemption Price or Redemption Prices with respect to such redemption, such Bail-inable Securities are converted pursuant to a Bail-in Conversion, such redemption notice shall be automatically rescinded and shall be of no force and effect, and no payment in respect of the Redemption Price or Redemption Prices shall be due and payable.

(b)                                 Notwithstanding any other provision of this Indenture or the Bail-inable Securities, the Bank may only redeem Bail-inable Securities of any series prior to their Stated Maturity or repurchase Bail-inable Securities of any series (and give notice thereof to the Holders of such series of Bail-inable Securities in the case of redemption) if the Bank has obtained the prior approval of the Superintendent, where the redemption or repurchase would result in the Bank not meeting the TLAC requirements applicable to the Bank pursuant to the TLAC Guideline.”

(b) Section 1404 of the Indenture is hereby amended by inserting a paragraph (9), which shall read as follows:

“(9)                           Notwithstanding any other provision of this Indenture or the Bail-inable Securities, a Defeasance or Covenant Defeasance with respect to Bail-inable Securities of any series shall be subject to the prior approval of the Superintendent, where the Defeasance or Covenant Defeasance would result in the Bank not meeting the TLAC requirements applicable to the Bank pursuant to the TLAC Guideline.”

(c)                                  For the avoidance of doubt, except as otherwise set forth in this First Supplemental Indenture, the provisions of Article Eleven and Article Fourteen of the Indenture shall be applicable to any redemption or any Defeasance or Covenant Defeasance, respectively, of Bail-inable Securities.

Section 2.5.         Remedies.

(a)                                   Article Five of the Indenture is hereby amended by amending and restating Section 501 in its entirety, which shall read as follows:

“Section 501. Events of Default.

“Event of Default,” wherever used herein with respect to Securities of any series, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(1)                                 default in the payment of the principal of, or interest on, any Security of that series and, in each case, such default continues for a period of 30 Business Days; or

(2)                                 if the Bank shall become insolvent or bankrupt or subject to the provisions of the Winding-up and Restructuring Act (Canada), or any statute hereafter enacted in substitution therefor, as such Act, or substituted Act, may be amended from time to time, or go into liquidation, either voluntary or under an order of a court of competent jurisdiction, passes a resolution for the winding-up, liquidation or dissolution of the Bank, is ordered wound-up or otherwise acknowledges its insolvency (provided that a resolution or order for winding-up the Bank with a view to its consolidation, amalgamation or merger with another bank or the transfer of its assets as an entirety to such other bank, as provided in Article Eight, shall not constitute an Event of Default under this Section 501 if such last-mentioned bank shall, as a part of such consolidation, amalgamation, merger or transfer, and, within 90 days from the passing of the resolution or the date of the order for the winding-up or liquidation of the Bank or within such further period of time as may be allowed by the Trustee, comply with the conditions to that end stated in Article Eight); or

(3)                                   any other Event of Default provided with respect to Securities of that series.

For avoidance of doubt, a Bail-in Conversion shall not constitute a default or an Event of Default under this Section 501.”

(b)                                 Section 502 of the Indenture is hereby amended by inserting immediately following the last paragraph of Section 502 three new paragraphs, which shall read as follows:

“Notwithstanding the foregoing, Holders and Beneficial Owners of Bail-inable Securities of any series shall not be entitled to exercise, or direct the exercise of, the rights in this Section 502 where the Governor in Council (Canada) has made an order pursuant to subsection 39.13(1) of the CDIC Act in respect of the Bank.

Notwithstanding the exercise of any of the rights provided for in this Section 502, Bail-inable Securities with respect to which such rights have been exercised shall continue to be subject to Bail-in Conversion until repaid in full.

For purposes of this Article Five only, and except as may otherwise be provided pursuant to Section 301 as to all or any particular Securities, with respect to Securities issued hereunder, the term “series” shall be deemed to refer to Securities with identical terms, except as to issue date, principal amount and, if applicable, the date from which interest begins to accrue.”

(c)                                  Article Five of the Indenture is hereby amended by inserting a Section 516, which shall read as follows:

“Section 516. Bail-inable Securities; No Set-Off and Netting Rights.

Notwithstanding any other provision of this Indenture or the Securities, Holders and Beneficial Owners of Bail-inable Securities shall not be entitled to exercise, or direct the exercise of, any set-off or netting rights with respect to such Bail-inable Securities.”

Section 2.6.         Amendment, Modification or other Variance.

Article Nine of the Indenture is hereby amended by inserting a Section 907, which shall read as follows:

“Section 907. Bail-inable Securities; Amendment, Modification or other Variance.

Where an amendment, modification or other variance that can be made pursuant to this Article Nine or any other provision of this Indenture would affect the recognition of Bail-inable Securities issued hereunder by the Superintendent as TLAC, that amendment, modification or variance shall require the prior approval of the Superintendent.”

Section 2.7.         Bail-in and Bail-in Acknowledgment.

The Indenture is hereby amended by inserting an Article Sixteen and an Article Seventeen, each of which shall read as follows.

“ARTICLE SIXTEEN

CANADIAN BAIL-IN AND BAIL-IN ACKNOWLEDGMENT

Section 1601. Bail-in Acknowledgement.

(a)                                   By its acquisition of an interest in any Bail-inable Security, each Holder and each Beneficial Owner of that Bail-inable Security shall be deemed to (i) agree to be bound, in respect of that Bail-inable Security, by the CDIC Act, including the conversion of the Bail-inable Securities, in whole or in part — by means of a transaction or series of transactions and in one or more steps — into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the CDIC Act and the variation or extinguishment of the Bail-inable Securities in consequence, and by the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Bail-inable Securities; (ii) attorn and submit to the jurisdiction of the courts in the Province of Ontario with respect to the CDIC Act and those laws; and (iii) acknowledge and agree that the terms referred to in clauses (i) and (ii) above are binding on that Holder and/or Beneficial Owner despite any provisions in this Indenture or the Bail-inable Securities, any other law that governs the Bail-inable Securities and any other agreement, arrangement or understanding between that Holder or Beneficial Owner and the Bank with respect to the Bail-inable Securities.

(b)                                   Holders and Beneficial Owners of Bail-inable Securities shall have no further rights in respect of their Bail-inable Securities to the extent those Bail-inable Securities are converted in a Bail-in Conversion, other than those provided under the Bail-in Regime, and by its acquisition of an interest in any Bail-inable Security, each Holder and each Beneficial Owner of that Bail-inable Security shall be deemed to irrevocably consent to the converted portion of the principal amount of that Bail-inable Security and any accrued and unpaid interest thereon being deemed paid in full by the issuance of common shares of the Bank (or, if applicable, any of its affiliates) upon the occurrence of a Bail-in Conversion, which Bail-in Conversion shall occur without any further action on the part of that Holder or Beneficial Owner or the Trustee; provided that, for the avoidance of doubt, this consent shall not limit or otherwise affect any rights of that Holder or Beneficial Owner provided for under the Bail-in Regime.

(c)                                  By its acquisition of an interest in a Bail-inable Security, each Holder and each Beneficial Owner of that Bail-inable Security shall be deemed to acknowledge and agree:

(1)                                   that the Bail-in Conversion shall not give rise to a default or Event of Default for purposes of Section 315(b) (Notice of Default) and Section 315(c) (Duties of the Trustee in Case of Default) of the Trust Indenture Act;

(2)                                   to the extent permitted by the Trust Indenture Act, that such Holder or Beneficial Owner waives any and all claims, in law and/or in equity, against the Trustee for, agrees not to initiate a suit against the Trustee in respect of, and agrees that the Trustee shall not be liable for, any action that the Trustee takes, or abstains from taking, in either case in accordance with the Bail-in Regime; and

(3)                                   upon a Bail-in Conversion or other action pursuant to the Bail-in Regime with respect to Bail-inable Securities, (i) the Trustee shall not be required to take any further directions from Holders of such Bail-inable Securities under Section 512; and (ii) the Indenture shall not impose any duties upon the Trustee whatsoever with respect to a Bail-in Conversion or such other action pursuant to the Bail-in Regime.

(d)                                 By its acquisition of an interest in a Bail-inable Security, each Holder and each Beneficial Owner of that Bail-inable Security shall be deemed to have authorized, directed and requested the Depositary and any direct participant in the Depositary or other intermediary through which it holds such Bail-inable Security to take any and all necessary action, if required, to implement the Bail-in Conversion or other action pursuant to the Bail-in Regime with respect to the Bail-inable Security, as may be imposed on it, without any further action or direction on the part of that Holder or Beneficial Owner, the Trustee or the Paying Agent. Notwithstanding the foregoing, if, following the completion of a Bail-in Conversion, some or all of the relevant Bail-inable Securities remain Outstanding, then the Trustee’s duties under this Indenture shall remain applicable with respect to those Bail-inable Securities following such completion to the extent that the Bank and the Trustee shall agree pursuant to a supplemental indenture or an amendment to this Indenture; provided, however, that notwithstanding the Bail-in Conversion, there shall at all times be a Trustee for the Bail-inable Securities in accordance with this Indenture, and the resignation and/or removal of the Trustee, and the appointment of a successor trustee and the rights of the Trustee or any successor trustee shall continue to be governed by this Indenture, including to the extent no supplemental indenture or amendment to this Indenture is agreed upon in the event the relevant Bail-inable Securities remain Outstanding following the completion of the Bail-in Conversion.

(e)                                  Upon a Bail-in Conversion, the Bank shall provide a written notice to the Depositary and the Holders of Bail-inable Securities through the Depositary as soon as practicable regarding such Bail-in Conversion. The Bank shall also deliver a copy of such notice to the Trustee for information purposes.

(f)                                   The Bank’s obligations to indemnify the Trustee in accordance with Section 607 shall survive, with respect to any Bail-inable Security, any Bail-in Conversion with respect to such Bail-inable Security, but shall be subject to Section 1602 below.

Section 1602. Parties’ Acknowledgement with Respect to Treatment of Bail-inable Securities.

Notwithstanding and to the exclusion of any other term of this Indenture, any indenture supplemental hereto or any other agreements, arrangements, or understanding between the parties, the Trustee acknowledges and accepts that each Bail-inable Security under this Indenture or any indenture supplemental hereto shall be subject to the Bail-in Regime.

ARTICLE SEVENTEEN

SUBSEQUENT HOLDERS’ AGREEMENT

Each Holder or Beneficial Owner of a Bail-inable Security that acquires an interest in the Bail-inable Security in the secondary market and any successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives of any Holder or Beneficial Owner shall be deemed to acknowledge, accept, agree to be bound by and consent to the same provisions specified herein to the same extent as the Holders or Beneficial Owners that acquire an interest in the Bail-inable Securities upon their initial issuance, including, without limitation, with respect to the acknowledgement and agreement to be bound by and consent to the terms of the Bail-inable Securities related to the Bail-in Regime.”

Section 2.8.         Interest Act (Canada).

Section 310 of the Indenture is hereby amended by inserting immediately following the last paragraph of Section 310 the following paragraph, which shall read as follows:

“The Bank confirms that it fully understands and is able to calculate the effective annual rate of interest applicable to the Securities based on the methodology for calculating per annum rates provided for in the Securities. The Bank irrevocably agrees not to plead or assert Section 4 of the Interest Act (Canada), whether by way of defense or otherwise, in any proceeding relating to the Securities.”

ARTICLE III

MISCELLANEOUS

Section 3.1.         Counterparts.

This First Supplemental Indenture may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

Section 3.2.         Trustee.

The Trustee makes no representations or warranties as to the validity or sufficiency of this First Supplemental Indenture.

Section 3.3.         Form of Master Note.

A form of the Master Note authenticated on October 6, 2017 is attached hereto as Exhibit A.

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed, all as of the day and year first above written.

CANADIAN IMPERIAL BANK OF COMMERCE

By:	/s/ Wojtek Niebrzydowski
Name: Wojtek Niebrzydowski
Title: Vice-President, Global Term Funding, Treasury

DEUTSCHE BANK TRUST COMPANY AMERICAS
as Trustee

By:	/s/ Jeffrey Schoenfeld
Name: Jeffrey Schoenfeld
Title: Vice President

By:	/s/ Kathryn Fischer
Name: Kathryn Fischer
Title: Vice President

Exhibit A

[Form of Master Note]

(Face of Security)

THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF.  THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE REFERRED TO HEREIN.

THIS SECURITY IS A MASTER NOTE WITHIN THE MEANING SPECIFIED HEREIN AND REPRESENTS AN INVESTMENT SECURITY WITHIN THE MEANING OF ARTICLE EIGHT OF THE NEW YORK UNIFORM COMMERCIAL CODE (“NY UCC”).  THIS SECURITY IS GOVERNED AND SUBJECT TO SECTION 8-202 OF THE NY UCC. THE TERMS OF THE SECURITIES OF ANY TRANCHE REPRESENTED HEREBY ARE INCORPORATED BY REFERENCE TO THE APPLICABLE PRICING SUPPLEMENT REFERRED TO HEREIN. BY ACCEPTANCE OF THIS SECURITY, THE HOLDER IS DEEMED TO HAVE KNOWLEDGE OF SUCH TERMS AND TO HOLD SUCH SECURITIES SUBJECT TO AND IN ACCORDANCE WITH SUCH TERMS.

CANADIAN IMPERIAL BANK OF COMMERCE

Senior Global Medium-Term Notes (Structured Notes)

Equity Linked Securities

(MASTER NOTE)

This Security will not constitute a deposit that is insured under the Canada Deposit Insurance Corporation Act or by the

United States Federal Deposit Insurance Corporation

This Security is a Global Security (as defined in Section 101 of the Indenture referred to on the reverse of this Security) and may represent one or more tranches of the Securities of Canadian Imperial Bank of Commerce, a Schedule I bank under the Bank Act (Canada) (hereinafter called the “Bank,” which term includes any successor Person under the Indenture), as contemplated therein. The terms for each tranche of Securities are hereby reflected in this Security, the Bank’s prospectus dated March 28, 2017, as supplemented by the Bank’s prospectus supplement, dated March 28, 2017, and as may be further supplemented or amended from time to time (the “Prospectus”), relating to the Securities evidenced hereby, and in the pricing supplement(s) identified and noted by the Trustee either on Annex A hereto or in the electronic system of the Trustee (each such pricing supplement, together with the Prospectus and any product supplement designated therein (if applicable), a “Pricing Supplement”), which Pricing Supplement(s) are on file with the Trustee.  With respect to each issuance of Securities, the description and terms of such Securities contained in the applicable Pricing Supplement are hereby incorporated by reference herein and are deemed to be a part of this Security as of the original issue date specified on Annex A hereto or in the electronic system of the Trustee. Each reference to “this Security” or a “Security(ies) of a tranche” includes and shall be deemed to refer to each Security of a tranche evidenced hereby that is referenced in a Pricing Supplement.  For the avoidance of doubt, a Pricing Supplement may bear a different name given to a similar document filed by the Bank under the U.S. Securities Act of 1933 pursuant to Rule 424(b) thereof.

Every term of this Security is subject to modification, amendment, supplementation or elimination through the incorporated terms of the applicable Pricing Supplement, whether or not the phrase “unless otherwise provided in the Pricing Supplement” or language of similar meaning precedes the term of this Security so modified, amended or eliminated. Without limiting the foregoing, in the case of Securities of any tranche evidenced hereby, the Holder of this Security is directed to the applicable Pricing Supplement for a description of certain terms of such tranche, including the aggregate principal amount of the Securities, the manner of determining the amount of cash payable or (if applicable) securities or other assets deliverable at maturity or at any other time (including, without limitation, information relating to any relevant security, securities or basket of securities, currency, currencies or basked of currencies, commodity, commodities or basket of commodities, index, indices or basket of indices, or any combination of the foregoing (each, an “Underlier”) that may be relevant to such determination); the method of determining, and the dates (if any) for the payment and resetting of, interest or other interim payments, if any, on such tranche of Securities (including, without limitation, information relating to any applicable interest rate and any Underlier that may be relevant to such determination); the dates, if any, on which the principal amount of and interest, if any, on such tranche of Securities is determined and payable; the amount payable upon any acceleration of such tranche of Securities; and the principal amount of such tranche of Securities deemed to be Outstanding for purposes of determining whether Holders of the requisite principal amount of Securities have made or given any request, demand, authorization, direction, notice, consent, waiver or other action under the Indenture, including any limitation on the ability of the Holder to seek to collect amounts due hereunder.

This Security is a “Master Note,” which means that the terms of each tranche of Securities are incorporated herein by reference to the applicable Pricing Supplements, substantially as contemplated herein.  To the extent lawful, in the event any of the terms of any tranche of Securities as set forth in the applicable Pricing Supplement is inconsistent with the terms set forth herein or in the Indenture, the terms set forth in the applicable Pricing Supplement shall control.

The Bank, for value received, hereby promises to pay to CEDE & CO., or its registered assigns, as nominee of The Depository Trust Company, or its registered assigns,  on each principal payment date, including each amortization date, redemption date, repayment date or maturity date, as applicable and specified in the applicable Pricing Supplement, and on each interest payment date and at maturity, the principal, settlement amount, interest and/or other amounts then due and payable, if any, as so specified in the applicable Pricing Supplement.  Unless otherwise set forth in the applicable Pricing Supplement, any premium and any such installment of interest that is overdue at any time shall also bear interest at the rate per annum at which the principal then bears interest (to the extent that the payment of such interest shall be legally enforceable), from the date any such overdue amount first becomes due until it is paid or made available for payment.  Notwithstanding the foregoing, interest on any principal, premium or installment of interest that is overdue shall be payable on demand.

Unless otherwise set forth in the applicable Pricing Supplement, any interest or other periodic distributions on Securities of any tranche so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in the Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the calendar day immediately preceding such Interest Payment Date (a “Regular Record Date”) and the interest payable at maturity will be payable to the Person to whom the principal amount of such Securities shall be payable.

Notwithstanding any provision of this Security or the Indenture, the Bank may make any and all payments on this Security pursuant to the applicable procedures of the Depositary for this Security. Notwithstanding the foregoing, whenever the provisions hereof require that this Security be surrendered against payment of the principal and any premium and interest, such surrender may be effected by means of an appropriate adjustment to Annex A hereto or in the electronic system of the Trustee to reflect the discharge of such payment, such an adjustment shall be made by the Trustee in a manner not inconsistent with the procedures of the Depositary, and in such circumstances this Security need not be surrendered.

Notwithstanding any provision of this Security or the Indenture, where any payment date of any Securities of any tranche shall not be a Business Day at any Place of Payment, then payment of interest or principal (and premium, if any) will be made on the first following Business Day, unless the first following Business Day is in the next calendar month, in which case such payment will be made on the first preceding Business Day.  No reduced interest or additional interest shall be payable in respect of such accelerated or delayed payment.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Bank has caused this instrument to be duly executed.

Dated:

CANADIAN IMPERIAL BANK OF COMMERCE

By:
Name:
Title:

By:
Name:
Title:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

Dated:

DEUTSCHE BANK TRUST COMPANY AMERICAS, as Trustee

By: Deutsche Bank National Trust Company

By:
Name:
Title:

(Reverse of Security)

CANADIAN IMPERIAL BANK OF COMMERCE

Senior Global Medium-Term Notes (Structured Notes)

Equity Linked Securities

This Security is one of a duly authorized issue of securities of the Bank (herein called the “Securities”), issued and to be issued in one or more series under an Indenture, dated as of September 15, 2012 (herein called the “Indenture,” which term shall have the meaning assigned to it in such instrument), among the Bank and Deutsche Bank Trust Company Americas (the “Trustee,” which term includes any successor trustee under the Indenture), Security Registrar and Paying Agent, and reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Bank, the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered.

Unless otherwise set forth in the applicable Pricing Supplement, the Securities of each tranche are issuable only in registered form without coupons in denominations of [US$1,000 and any integral multiple of US$1,000] [100 whole units or any amount of whole units in excess thereof]. As provided in the Indenture and subject to certain limitations therein set forth, Securities of each tranche are exchangeable for a like aggregate principal amount of Securities of such tranche and of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.

Unless otherwise set forth in the applicable Pricing Supplement, the Securities represented hereby shall not be redeemable at the option of the Bank before Maturity thereof.  In the event Securities of a tranche are redeemable automatically in accordance with their terms or the Bank elects to redeem the Notes (as evidenced by an Officer’s Certificate), notice will be given to Holders in the manner specified in the applicable Pricing Supplement (or if none is so specified, in the manner provided in the Indenture).  In the event of redemption of this Security in part only, appropriate annotation of such partial redemption shall be made on Annex A hereto or in the electronic system of the Trustee.  Unless otherwise set forth in the applicable Pricing Supplement, a sinking fund provision will not be applicable.

Article Fourteen of the Indenture relating to defeasance of the entire indebtedness of this Security or certain restrictive covenants and Events of Default with respect to this Security shall not apply to this Security.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Bank and the rights of the Holders of the Securities of each tranche to be affected under the Indenture at any time by the Bank and the Trustee with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of each tranche to be affected or in certain cases the unanimous consent of each of such Holders. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Securities of each tranche at the time Outstanding, on behalf of the Holders of all Securities of such tranche, to waive compliance by the Bank with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

Unless otherwise set forth in the applicable Pricing Supplement, if an Event of Default with respect to the Securities of any tranche evidenced hereby shall occur and be continuing, the principal of such Securities plus any accrued and unpaid interest (or such other amount as is specified in the applicable Pricing Supplement) may be declared due and payable in the manner and with the effect provided in the Indenture.  Upon payment (i) of the amount of principal and any accrued and unpaid interest so declared due and payable (or such other amount as is specified in the applicable Pricing Supplement) and (ii) of interest on any overdue amounts (in each case to the extent that payment of such interest shall be legally enforceable), all of the Bank’s obligations in respect of the payment of the principal of and any interest on such Securities shall terminate.

As provided in and subject to the provisions of the Indenture, the Holder of this Security shall not have the right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder, unless such Holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Securities of a certain tranche, the Holders of not less than 25% in principal amount of the Securities of such tranche at the time Outstanding shall have made written request to the Trustee to institute proceedings in respect of such Event of Default as Trustee and offered the Trustee reasonable indemnity, and the Trustee shall not have received from the Holders of a majority in principal amount of Securities of such tranche at the time Outstanding a direction inconsistent with such request and shall have failed to institute any such proceeding for 90 days after receipt of such notice, request and offer of indemnity. The foregoing shall not apply to any suit instituted by the Holder of this Security for the enforcement of any payment hereon on or after the respective due dates expressed herein.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Bank, which is absolute and unconditional, to pay the principal amount of this Security at the times, place and rate, and in the coin or currency, herein prescribed.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Bank in any place where the principal amount of this Security is payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Bank and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of this tranche and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

This Security shall be subject to the provisions of the Indenture relating to Global Securities, including the limitations in Section 305 thereof on transfers and exchanges of Global Securities. Any such exchange shall be recorded by the Trustee on Annex B hereto or in the electronic system of the Trustee.

This Security is a Master Note and may be exchanged at any time, solely upon the request of the Bank to the Trustee, for one or more Global Securities in the same aggregate principal amount, each of which may or may not be a Master Note, as requested by the Bank. Any such exchange shall be recorded by the Trustee on Annex B hereto or in the electronic system of the Trustee. Each such replacement Global Security that is a Master Note shall reflect such tranches of Securities that the Bank shall request. Each such replacement Global Security that is not a Master Note shall represent one (and only one) Security as requested by the Bank, and such Global Security shall be appropriately modified so as to reflect the terms of such Security.

No service charge shall be made for any such registration of transfer or exchange, but the Bank or the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Bank, the Trustee and any agent of the Bank or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Bank, the Trustee nor any such agent shall be affected by notice to the contrary.

No recourse under or upon any obligation, covenant or agreement of the Indenture or any of the Securities, or for any claim based thereon or otherwise in respect thereof, shall be had against any incorporator, shareholder, officer or director, as such, past, present or future, of the Bank or of any successor corporation, either directly or through the Bank, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that the Indenture and the obligations issued thereunder are solely corporate obligations, and that no such personal liability whatever shall attach to, or is or shall be incurred by, the incorporators, shareholders, officers or directors, as such, of the Bank or of any successor corporation, or any of them, because of the creation of the indebtedness authorized under the Indenture, or under or by reason of the obligations, covenants or agreements contained in the Indenture or any of the Securities or implied therefrom; and that any and all such personal liability, either at common law or in equity or by constitution or statute, of, and any and all such rights and claims against, every such incorporator, shareholder, officer or director, as such, because of the creation of the indebtedness authorized under the Indenture, or under or by reason of the obligations, covenants or agreements contained in the Indenture or in any of the Securities or implied therefrom, are expressly waived and released as a condition of, and as a consideration for, the execution of the Indenture and the issue of such Securities.

Except as otherwise defined herein, all terms used in this Security that are defined in the Indenture shall have the meanings assigned to them in the Indenture.

This Security and the Indenture shall be governed by and construed in accordance with the laws of the State of New York.

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this instrument, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM - as tenants in common

TEN ENT - as tenants by the entireties

JT TEN - as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT -
(Minor)
Custodian
(Cust)
Under Uniform Gifts to Minors Act
(State)

Additional abbreviations may also be used though not in the above list.

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

PLEASE INSERT SOCIAL SECURITY OR

OTHER IDENTIFYING NUMBER OF ASSIGNEE

PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS INCLUDING POSTAL ZIP CODE OF ASSIGNEE

the within Security and all rights thereunder, hereby irrevocably constituting and appointing                                      attorney to transfer said Security on the books of the Bank, with full power of substitution in the premises.

Dated:
Signature:

NOTICE:  THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE WITHIN INSTRUMENT IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

ANNEX A

Pricing Supplement (Name and/or SEC Accession Number)	CUSIP Number and Title of Security	Initial Principal or Face Amount of Security	Original Issue Date	Decrease in Principal or Face Amount	Increase in Principal or Face Amount	Effective Date of Increase or Decrease	Trustee Notation

[Add additional pages if necessary]

ANNEX B

The following exchanges of a part of this Global Security for physical certificates or part of another Global Security have been made:

Date of Exchange	Amount of Decrease in Principal Amount of this Global Security	Amount of Increase in Principal Amount of this Global Security	Principal Amount of this Global Security following such Decrease (or Increase)	Signature of Authorized Signatory of Trustee